ARTRA GROUP INCORPORATED

                 SUPPLEMENT TO PROSPECTUS DATED OCTOBER 23, 1997
                    AND SUPPLEMENTS DATED FEBRUARY 19, 1999,
                         MARCH 9, 1999 AND JUNE 10, 1999

         The purpose of this Supplement is to provide the holders of outstanding warrants to purchase common stock of Artra Group Incorporated with Artra's understanding of certain registration provisions involving the exercise of the warrants. As you were previously advised, Artra has entered into an Agreement and Plan of Merger providing for the merger of Artra and Entrade, Inc. As a result of the merger, Entrade will become the parent company of Artra and Artra's shareholders will receive shares of Entrade common stock in exchange for their Artra shares.

         Artra is currently soliciting shareholder approval of the merger at its 1999 annual meeting, which has been scheduled for September 22, 1999. Management anticipates that, if the merger is approved, the closing of the merger will take place as soon as practicable thereafter, although we cannot assure you that the shareholders will approve the merger or that other closing conditions to the merger will be satisfied.

         Under the terms of the merger agreement, Entrade will assume all outstanding warrants, options and other such rights to purchase Artra common stock, which will become rights to purchase Entrade common stock after the merger. Unless Entrade registers the shares of Entrade common stock issuable upon exercise of the warrants, any post-merger exercise of your warrants would result in your acquisition of restricted shares of Entrade common stock that you will not be able to resell publicly until such time as Entrade registers those shares under the Securities Act of 1933 or at least one year has elapsed after the exercise date to enable the shares to be sold under the Rule 144 exemption from registration.

         Although we understand that Entrade intends to file a registration statement relating to the post-merger exercise of your warrants, no assurance can be given that the registration will occur immediately upon the closing of the merger, if at all. Therefore, if you exercise your warrants after the merger occurs but before any Entrade registration statement becomes effective, there is a risk that you will not be able to resell the shares acquired upon exercise until the one-year holding period of Rule 144 has elapsed.

         If you exercise your warrants before of the merger occurs, you will receive shares of Artra common stock that have been registered and that will be converted upon the closing of the merger into registered shares of Entrade common stock. Please be advised, however, that any resale of these shares by you would be subject to all other securities laws and regulations governing such sale.

         The warrants have exercise prices ranging from $3.00 to $8.00 per share. The average of the high and low sales prices of Artra common stock on August 27, 1999 was $13.62 per share.

         This letter is intended for information purposes only, and is not intended to solicit or encourage you to exercise your warrants. You should consult with your personal legal and financial advisors prior to considering any such action.

                    This Supplement is dated August 30, 1999.